Exhibit 11

Pinnacle Entertainment, Inc.

Computation of Earnings Per Share

	For the three months ended June 30,
	Basic		Diluted (a)
	2006	2005	2006	2005
	(in thousands, except per share data)
Average number of common shares outstanding	47,968	40,534	47,968	40,534
Average common shares due to assumed conversion of stock options	0	0	1,639	1,975

Total shares	47,968	40,534	49,607	42,509

Income (loss) from continuing operations	$38,696	$(6,082)	$38,696	$(6,082)
Income from discontinued operations, net	7,311	1,904	7,311	1,904

Net income (loss)	$46,007	$(4,178)	$46,007	$(4,178)

Per share data:
Income (loss) from continuing operations	$0.81	$(0.15)	$0.78	$(0.14)
Income from discontinued operations, net	0.15	0.05	0.15	0.04

Net income (loss) per share	$0.96	$(0.10)	$0.93	$(0.10)

	For the six months ended June 30,
	Basic		Diluted (a)
	2006	2005	2006	2005
	(in thousands, except per share data)
Average number of common shares outstanding	47,181	40,518	47,181	40,518
Average common shares due to assumed conversion of stock options	0	0	1,617	1,948

Total shares	47,181	40,518	48,798	42,466

Income (loss) from continuing operations	$54,121	$(10,557)	$54,121	$(10,557)
Income from discontinued operations, net	5,360	4,148	5,360	4,148

Net income (loss)	$59,481	$(6,409)	$59,481	$(6,409)

Per share data:
Income (loss) from continuing operations	$1.15	$(0.26)	$1.11	$(0.25)
Income from discontinued operations, net	0.11	0.10	0.11	0.10

Net income (loss) per share	$1.26	$(0.16)	$1.22	$(0.15)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the condensed consolidated statements of operations.